China Digital TV Announces Unaudited Third Quarter 2010 Results

BEIJING, China, November 16, 2010 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Highlights for the third quarter 2010

●
Net revenues in the third quarter of 2010 were US$21.1 million, a quarterly record in the Company’s operating history, and represented a 10.4% increase from the second quarter of 2010 and a 74.5% increase from the same period in 2009.

●
China Digital TV shipped approximately 3.95 million smart cards in the third quarter of 2010, compared to 3.61 million smart cards shipped in the second quarter of 2010 and 1.96 million shipped in the same period in 2009.

●	According to market data collected by the Company, China Digital TV entered into 14 out of a total of 20 new contracts to install CA systems in China in the third quarter of 2010.

●	Gross margin in the third quarter was 78.0%, compared to 73.8% in the same period in 2009 and 78.7% in the second quarter of 2010.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the third quarter of 2010 were US$0.17, compared to US$0.08 in the same period in 2009.

“We are delighted to report record revenues for the third quarter of 2010, which were driven by continued increases in CA card shipments, relatively stable pricing, and a rebound in our service business,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “Demand for our core CA products has been accelerating as Chinese cable operators increased investment in digitalization projects in response to the government’s policy to encourage the convergence of TV, telecom and Internet services, as well as ongoing consolidation of the domestic cable industry. In addition, as the industry environment improved, we were also able to gain market share by taking advantage of our superior customer base in China.”

“We are also encouraged by the progress we have made on several new initiatives. Our new integrated chip solutions for set-top boxes began to generate revenue in the third quarter of 2010, and we believe that revenue contribution from this business line will become increasingly significant over the coming quarters. We also continued to make headway in our overseas CA business, signing a new contract in Southeast Asia."

Mr. Zhu continued, "In the future, we intend to focus on our in-house research capabilities and the development of innovative technologies. We will also continue our cooperation with both domestic and foreign partners to enable our carrier customers to offer more sophisticated services to China’s TV-viewing households."

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “We have witnessed an encouraging turnaround in momentum over the last three quarters and we are relatively optimistic about the business outlook for the fourth quarter of 2010 and the first half of 2011 in view of the high volume of new orders we have received. Looking ahead we will continue to manage increases in operational expenses and enhance efficiency to help drive profitable growth.”

Third Quarter 2010 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on U.S. GAAP.)

In the third quarter of 2010, China Digital TV recorded net revenues of US$21.1 million, an increase of 74.5% from the third quarter of 2009 and an increase of 10.4% from the second quarter of 2010. The year-over-year and quarter-over-quarter increases in net revenues were due to increases in both smart card sales and service revenues.

Revenue Breakdown

	For the three months ended
	September 30,	June 30,	September 30,
	2010	2010	2009
	(in U.S. dollars, in thousands)
Products：
Smart Cards	$19,537	$18,260	$10,524
Other products	61	185	60
Subtotal	19,598	18,445	10,584
Services：
Head-end system integration	762	381	909
Head-end system development	285	73	113
Licensing income	514	253	285
Royalty income	137	70	130
Other service	1	1	150
Subtotal	1,699	778	1,587
Total revenues	$21,297	$19,223	$12,171

Revenues generated from smart cards and related products were US$19.6 million in the third quarter of 2010, an increase of 85.2% from the same period in 2009 and an increase of 6.3% from the second quarter of 2010. The year-over-year and quarter-over-quarter increases were primarily due to an increase in the volume of smart card shipment, reflecting increases in market demand by domestic cable TV operators, which continued to accelerate their investments in network upgrades. Sales of smart cards and related products accounted for 92.0% of total revenues in the third quarter of 2010, down from 96.0% in the second quarter of 2010.

In the third quarter of 2010, revenues from the Company’s top five customers accounted for 27.1% of total revenues, compared to 28.9% in the second quarter of 2010.

Revenues from services were US$1.7 million in the third quarter of 2010, an increase of 7.1% from the same period in 2009 and an increase of 118.4% from the second quarter of 2010. Service revenues accounted for 8.0% of total revenues in the third quarter of 2010. The year-over-year and quarter-over-quarter increases were primarily due to an increase in the number of head-end projects that the Company completed for customers in the third quarter of 2010.

Gross profit in the third quarter of 2010 was US$16.5 million, an increase of 84.4% from the same period in 2009 and an increase of 9.4% from the second quarter of 2010. Gross margin, which is equal to gross profit divided by net revenues, was 78.0% in the third quarter of 2010, compared to 73.8% in the same period in 2009 and 78.7% in the second quarter of 2010. The year-over-year increase in gross margin primarily reflects the decline of non-chip costs during the last 12 months, while the slight quarter-over-quarter decrease was primarily due to the change in revenue mix.

In the third quarter of 2010, the average selling price (“ASP”) of smart cards decreased by 2.23% compared to the second quarter of 2010. The unit cost of smart cards increased by 2.49% compared to the second quarter of 2010.

Operating expenses in the third quarter of 2010 were US$6.2 million, an increase of 23.5% from the same period in 2009 and generally flat compared to the second quarter of 2010.

●     Research and development expenses for the third quarter were US$2.6 million, an increase of 20.7% from the same period in 2009 and a decrease of 3.9% from the second quarter of 2010. The year-over-year increase was mainly due to an increase in the number of R&D staff. The quarter-over-quarter decrease reflects a one-time expenditure incurred in the second quarter of 2010 relating to projects co-developed with Tsinghua University in Beijing.

●     Selling and marketing expenses for the third quarter were US$2.1 million, an increase of 15.8% from the same period in 2009 and an increase of 2.7% from the second quarter of 2010. The year-over-year and quarter-over-quarter increases were mainly due to increased expenses on marketing activities and outside consulting fees.

●     General and administrative expenses for the third quarter were US$1.5 million, an increase of 42.9% from the same period in 2009 and an increase of 4.0% from the second quarter of 2010. The year-over-year increase was primarily due to an increase in bad debt expenses. The quarter-over-quarter increase was largely attributable to increased travel expenses.

Income from operations in the third quarter of 2010 was US$10.3 million, a 161.9% increase from the same period in 2009 and a 15.9% increase from the second quarter of 2010.

Operating margin, defined as income from operations divided by net revenues, in the third quarter of 2010 was 48.8%, compared to 32.5% in the same period in 2009 and 46.5% in the second quarter of 2010.

Income tax expenses in the third quarter of 2010 were US$1.5 million, an increase of 344.2% from the same period in 2009 and an increase of 23.5% from the second quarter of 2010. The Company is subject to a 15% tax rate in the first three quarters of 2010 compared to a 7.5% preferential tax rate in 2009.

Net income attributable to China Digital TV Holding Co., Ltd., in the third quarter of 2010 was US$10.1 million, an increase of 103.5% from the same period of 2009 and an increase of 13.9% from the second quarter of 2010.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd., defined as net income excluding certain non-cash expenses, such as share-based compensation expenses and amortization of intangible assets from business acquisitions and equity method investments, in the third quarter of 2010 was US$10.3 million, an increase of 86.9% from the same period in 2009 and an increase of 13.2% from the second quarter of 2010. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP measures" set forth at the end of this release.

Balance Sheet and Cash Flow

As of September 30, 2010, China Digital TV had cash and cash equivalents, restricted cash and short-term investments totaling US$252.5 million. In the third quarter of 2010, cash flow generated from operations was approximately US$12.8 million.

OpenV Investment

On October 27, 2010, China Digital TV was notified by OpenV China Holdings Company (“OpenV”), the cost method investee of the Company, that Beijing Saijin, a wholly owned subsidiary of OpenV, had been under investigation for alleged copyright infringement by a Chinese government authority. The Company does not believe current information is sufficient to evaluate the possible investment loss exposure on this matter. China Digital TV has invested an aggregate of US$5 million in OpenV to date and currently holds an approximately 11.5% equity interest in the investee. For more details of this allegation, please refer to the current report filed by the Company on October 27, 2010.

Business Outlook

Based on information available as of November 16, 2010, China Digital TV expects smart card shipments for the fourth quarter of 2010 to be in the range of 3.7 million to 3.9 million. Net revenues for the fourth quarter of 2010 are expected to be in the range of US$20.80 million to US$21.79 million, representing a year-over-year increase in the range of 52% to 59%.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m. on Tuesday, November 16, 2010 Eastern Standard Time (8:00 a.m. on Wednesday, November 17, 2010 Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:     +1-866-831-6243
International:            +1-617-213-8855
Hong Kong:             +852-3002-1672
China Toll Free:         +10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on November 16, 2010 and 10:00 p.m. on November 23, 2010 Eastern Time.

Replay Information

United States:  +1-888-286-8010
International:       +1-617-801-6888

Passcode:    18641675

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2010 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Eric Yuan

China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.2256
Email: chinadigital@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	September 30,	June 30,	September 30,
	2010	2010	2009

Revenues:
Products	$19,598	$18,445	$10,584
Services	1,699	778	1,587
Total revenues	21,297	19,223	12,171
Business taxes	(170)	(94)	(65)
Net revenues	21,127	19,129	12,106

Cost of Revenues:
Products	(3,890)	(3,482)	(2,347)
Services	(762)	(588)	(825)
Total Cost of Revenues	(4,652)	(4,070)	(3,172)
Gross Profit	16,475	15,059	8,934

Operating expenses:
Research and development expenses	(2,655)	(2,762)	(2,200)
Selling and marketing expenses	(2,063)	(2,009)	(1,782)
General and administrative expenses	(1,456)	(1,400)	(1,019)
Total Operating Expenses	(6,174)	(6,171)	(5,001)

Income from operations	10,301	8,888	3,933

Interest income	1,212	1,414	1,357
Other income/(expense)	57	(199)	(48)
Income before income tax	11,570	10,103	5,242
Income tax benefits / (expenses)
Income tax-current	(1,487)	(1,312)	(371)
Income tax-deferred	21	125	41
Net income before net (loss) income from equity method investments	10,104	8,916	4,912
Net income / (loss) from equity method investments	(35)	(74)	34
Net income	10,069	8,842	4,946
Net loss attributable to noncontrolling interest	-	-	(3)
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$10,069	$8,842	$4,949

Net income per share:
Basic	$0.17	$0.15	$0.09
Diluted	$0.17	$0.15	$0.08

Weighted average shares used in computation:
Basic	58,324,181	58,255,507	57,941,513
Diluted	58,748,734	58,812,265	58,724,875

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	September 30,	December 31,
ASSETS	2010	2009
Current assets:
Cash and cash equivalents	$206,932	$131,087
Restricted cash	2,516	16
Bank deposit maturing over three months	-	64,021
Short-term investment	43,066	37,685
Notes receivable	4,101	2,836
Accounts receivable, net	16,300	11,229
Inventories	2,761	4,684
Prepaid expenses and other current assets	3,519	4,550
Deferred costs-current	321	363
Deferred income taxes - current	745	516
Total current assets	280,261	256,987
Property and equipment, net	2,102	2,308
Intangible assets, net	746	937
Goodwill	509	499
Long-term investments - equity method investments	9,351	1,005
Long-term investments - cost method investments	5,000	-
Long-term investments - held-to-maturity securities	-	1,190
Deferred costs-non-current	509	392
Deferred income taxes - non-current	198	170
Total assets	298,676	263,488

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (of which $804 and $641 as of September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	951	660
Accrued expenses and other current liabilities (of which $2,825 and $2,421 as of September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	6,905	5,340
Deferred revenue - current (of which $5,380 and $3,018 as of September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	6,021	3,453
Income tax payable (of which $62 and $130 as of September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	710	251
Total current liabilities	14,587	9,704
Deferred revenue-non-current (of which $779 and $760 as of September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	779	760
Total Liabilities	15,366	10,464

Equity:
Ordinary shares	29	29
Additional paid-in capital	159,617	157,980
Statutory reserve	12,691	12,691
Accumulated profit	100,356	75,707
Accumulated other comprehensive income	10,617	6,617
Total equity	283,310	253,024

TOTAL LIABILITIES AND EQUITY	$298,676	$263,488
Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes certain non-cash expenses, such as share-based compensation expenses and amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that these Non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	September 30,	June 30,	September 30,
	2010	2010	2009
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co.，Ltd shareholders - GAAP	$10,069	$8,842	$4,949
Share-based compensation	140	263	479
Amortization of intangible assets from business acquisitions and equity method investments	115	15	96
Net income attributable to China Digital TV Holding Co.，Ltd shareholders - Non-GAAP	$10,324	$9,120	$5,524